SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

barnesandnoble.com inc.
(Name of Issuer)
CLASS A COMMON STOCK
(Title of Class of Securities)
067846 10 5
(CUSIP Number)
Dr. Ulrich Koch Bertelsmann AG Carl-Bertelsmann-Strasse 270 33311 Guetersloh, Germany with copies to: Christopher Mayer, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 22 , 2002
(Date of Event Which Requires Filing of this Statement) (Continued on following pages) Page 1 of 17 Pages

___________________________

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act,  but shall be subject to all other provisions of the Act (however, see the Notes).

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  ☐

    Note.   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 067846 10 5	13D	Page 2 of 17 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bertelsmann AG

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 57,570,001
8.	SHARED VOTING POWER None
9.	SOLE DISPOSITIVE POWER 57,570,001
10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
115,764,002
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
71.0%
14.	TYPE OF REPORTING PERSON*
CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 067846 10 5	13D	Page 3 of 17 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bertelsmann, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 57,570,001
8.	SHARED VOTING POWER None
9.	SOLE DISPOSITIVE POWER 57,570,001
10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
115,764,002
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
71.0%
14.	TYPE OF REPORTING PERSON*
CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 067846 10 5	13D	Page 4 of 17 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bertelsmann Multimedia, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 57,570,001
8.	SHARED VOTING POWER None
9.	SOLE DISPOSITIVE POWER 57,570,001
10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
115,764,002
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
71.0%
14.	TYPE OF REPORTING PERSON*
CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 067846 10 5	13D	Page 5 of 17 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) BOL.US Online, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 57,570,001
8.	SHARED VOTING POWER None
9.	SOLE DISPOSITIVE POWER 57,570,001
10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
115,764,002
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
71.0%
14.	TYPE OF REPORTING PERSON*
CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

   Item 1.  Security and Issuer.

        The class of equity securities to which this statement relates is the Class A Common Stock, $0.001 par value per share (the “Shares”), of barnesandnoble.com inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 76 Ninth Avenue, New York, NY 10011. The Issuer is a holding company, and according to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, the Issuer’s sole asset is its 27.6% equity interest in barnesandnoble.com llc, a Delaware limited liability company (“bn.com”), and its sole business is acting as the sole manager of bn.com.

   Item 2. Identity and Background.

    (a) The names of the persons filing this statement are (i) Bertelsmann AG, a stock corporation (Aktiengesellschaft) organized under the laws of Federal Republic of Germany (“Bertelsmann AG”), (ii) Bertelsmann, Inc., a Delaware corporation and a wholly-owned direct subsidiary of Bertelsmann AG (“Bertelsmann, Inc.”), (iii) Bertelsmann Multimedia, Inc., a Delaware corporation and a wholly-owned direct subsidiary of Bertelsmann, Inc. (“Bertelsmann Multimedia”) and (iv) BOL.US Online, Inc., a Delaware corporation and a wholly owned direct subsidiary of Bertelsmann Multimedia (“BOL.US”). Bertelsmann AG, Bertelsmann, Inc., Bertelsmann Multimedia and BOL.US are referred to collectively as the “Reporting Persons”.

    (b)-(c) and (f) The address of the principal business and the principal office of Bertelsmann AG is Carl-Bertelsmann-Strasse 270, 33311 Guetersloh, Germany. Bertelsmann AG is a global media and entertainment company. The name, business address, present principal occupation or employment, citizenship and certain other information relating to each director and executive officer of Bertelsmann AG is set forth on Schedule A attached hereto and incorporated herein by reference.

        The address of the principal business and the principal office of Bertelsmann, Inc. is 1540 Broadway, New York, NY 10036. Bertelsmann, Inc. is a holding company whose direct parent is Bertelsmann AG, and it owns interests in companies active in the United States media and entertainment market. The name, business address, present principal occupation or employment, citizenship and certain other information relating to each director and executive officer of Bertelsmann, Inc. is set forth on Schedule B attached hereto and incorporated herein by reference.

        The address of the principal business and the principal office of Bertelsmann Multimedia is 1540 Broadway, New York, NY 10036. Bertelsmann Multimedia is a holding company whose direct parent is Bertelsmann, Inc., and whose sole holding is 100% of the stock of BOL.US. The name, business address, present principal occupation or employment, citizenship and certain other information relating to each director and executive officer of Bertelsmann Multimedia is set forth on Schedule C attached hereto and incorporated herein by reference.

        The address of the principal business and the principal office of BOL.US is 1540 Broadway, New York NY 10036. BOL.US is a holding company for Bertelsmann AG’s investment in the Issuer and bn.com. The name, business address, present principal occupation or employment, citizenship and certain other information relating to each director and executive officer of BOL.US is set forth on Schedule D attached hereto and incorporated herein by reference.

    (d)-(e) During the last five years, none of the Reporting Persons, and to the best of their knowledge, any of the persons listed on Schedules A, B, C or D attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Item 3. Source and Amount of Funds or Other Consideration.

        On October 22, 2002, by virtue of forming a “group” with Barnes & Noble, Inc. to coordinate the purchase of Shares in the open market or through privately negotiated purchases, the Reporting Persons were deemed to have acquired beneficial ownership of the 58,034,001 Shares beneficially owned on such date by Barnes & Noble, Inc. The Reporting Persons did not expend any funds in connection with the formation of the group. However, the Reporting Persons plan to acquire Shares, from time to time subject to market conditions and securities law considerations, in the open market or through privately negotiated transactions, and will fund such purchases with internally generated funds.

   Item 4. Purpose of Transaction.

        Effective October 31, 1998, the Reporting Persons formed a joint venture with Barnes & Noble, Inc. and certain affiliates of Barnes & Noble, Inc. (the “Barnes & Noble Parties”). In connection with the formation of the joint venture, the Reporting Persons, on the one hand, and the Barnes & Noble Parties, on the other hand, each acquired a 50% membership interest in bn.com. In connection with the Issuer’s initial public offering of Shares in May, 1999, the foregoing 50% membership interests of each of the Reporting Persons, on the one hand, and the Barnes & Noble Parties, on the other hand, were converted into (i) 57,500,000 membership units in bn.com and (ii) one share of super voting common stock in the Issuer. The membership units and the shares of super voting common stock are convertible into Shares on a 1-to-1 basis. Consequently, the Reporting Persons, on the one hand, and the Barnes & Noble Parties, on the other hand, each became the beneficial owners, within the meaning of Exchange Act Rule 13d-3, of 57,500,001 Shares upon the consummation of the initial public offering in May, 1999. From that date until the date the Reporting Persons formed a group with Barnes & Noble, Inc., the number of Shares beneficially owned by the Reporting Persons remained constant.

        On October 1, 2002, Barnes & Noble, Inc. announced that, subject to market conditions and from time to time, it intends to purchase up to $10 million of Shares in the open market or through privately negotiated transactions.

        On October 23, 2002, Bertelsmann AG announced that it intends to purchase, from time to time subject to market conditions and securities law considerations, Shares in the open market or through privately negotiated transactions, and that it will coordinate these purchases of Shares with the purchases by Barnes & Noble, Inc.

        On October 22, 2002, prior to Bertelsmann’s announcement described above, the Reporting Persons and Barnes & Noble, Inc. agreed to coordinate their purchases of Shares in order to, among other things, comply with the safe harbor provisions of Exchange Act Rule 10b-18, including the “one broker” requirement and the volume limitations, until such time as the Reporting Persons decide to terminate their purchase program.

        The Reporting Persons intend to review their holdings in the Issuer and bn.com on a continuing basis and, depending upon the price and availability of the Shares, subsequent developments affecting the Issuer and bn.com, the business prospects of the Issuer and bn.com, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing their investment in the Issuer and bn.com. As part of this ongoing review, the Reporting Persons have engaged and/or may in the future engage legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer and bn.com.

        Except as set forth in this Statement, none of the Reporting Persons has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

   Item 5. Interest in Securities of the Issuer.

    (a)        Prior to the formation of a group with Barnes & Noble, Inc. on October 22, 2002, the Reporting Persons beneficially owned, within the meaning of Exchange Act Rule 13d-3, 57,500,001 Shares, representing approximately 35.3% of the outstanding Shares of the Issuer. At the time the group was formed, all of the 57,500,001 Shares beneficially owned by the Reporting Persons were Shares which Bertelsmann had the right to acquire beneficial ownership of within 60 days upon conversion of (i) the one share of super voting common stock in the Issuer and (ii) the 57,500,000 membership units in bn.com.

        Upon the formation of the group with Barnes & Noble, Inc. on October 22, 2002, the Reporting Persons were deemed to have acquired all Shares owned by Barnes & Noble, Inc. on that date and, as a result, the Reporting Persons were deemed to have beneficial ownership, within the meaning of Exchange Act Rule 13d-3, on that date of 115,534,002 Shares, representing 70.9% of the outstanding Shares of the Issuer. As of October 31, 2002, the Reporting Persons beneficially own, within the meaning of Exchange Act Rule 13d-3, 115,764,002 Shares, representing 71.0% of the outstanding Shares of the Issuer.

        Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best of its knowledge, any persons named in Schedules A , B, C or D hereto beneficially owns any Shares.

      Schedule A:

        Gerd Schulte-Hillen beneficially owns 1,000 Shares.

        Gunter Thielen beneficially owns 25,000 Shares.

        Ewald Walgenbach beneficially owns 1,600 Shares.

     Schedule B:

        Robert J. Sorrentino beneficially owns 8,000 Shares.

        Gunter Thielen beneficially owns 25,000 Shares.

     Schedules C and D:

        Robert J. Sorrentino beneficially owns 8,000 Shares.

    (b)        As of October 31, 2002, the Reporting Persons have sole power to vote and to dispose of 57,570,001 Shares. The Reporting Persons do not have any power, whether sole or shared, to vote and to dispose of (i) any of the 58,034,001 Shares beneficially owned by Barnes & Noble, Inc. on October 22, 2002 that the Reporting Persons were deemed to have acquired beneficial ownership of by virtue of forming a group with Barnes & Noble, Inc. on such date, or (ii) any Shares acquired by Barnes & Noble, Inc. since October 22, 2002.

    (c)        Except as set forth in this Item 5(c), no transactions in the Shares have been effected during the past 60 days by the Reporting Persons or, to the best knowledge of the Reporting Persons, by any of the persons named in Schedules A, B, C or D.

                 The following purchases were effected through the Nasdaq Stock Market on behalf of Bertelsmann AG and BOL.US:

Date	Aggregate Number of Shares	Average Price Per Share
October 30, 2002	35,000	$1.1421
October 31, 2002	35,000	$1.2139

    (d)        Not applicable.

    (e)        Not applicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Barnes & Noble, Inc. announced on October 1, 2002 that, subject to market conditions and from time to time, it intends to purchase up to $10 million of Shares in the open market or through privately negotiated transactions. On October 23, 2002, Bertelsmann AG announced that it intends to purchase, from time to time subject to market conditions and securities law considerations, Shares in the open market or through privately negotiated transactions, and that it will coordinate these purchases of Shares with the purchases by Barnes & Noble, Inc.

        On October 22, 2002, prior to Bertelsmann’s announcement described above, the Reporting Persons and Barnes & Noble, Inc. agreed to coordinate their purchases of Shares in order to, among other things, comply with the safe harbor provisions of Exchange Act Rule 10b-18, including the “one broker” requirement and the volume limitations.

        Except for the agreement to cooperate in connection with the purchase of Shares in the open market or through privately negotiated transactions described above, and the materials filed as Exhibits in Item 7 below, to the best knowledge of the Reporting Persons, there are no contracts, agreements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

   Item 7. Material to be Filed as Exhibits.

        Exhibit 1: Joint Filing Agreement dated as of October 31, 2002 between Bertelsmann AG, Bertelsmann, Inc., Bertelsmann Multimedia and BOL.US.

        Exhibit 2: Second Amended and Restated Limited Liability Company Agreement of barnesandnoble.com llc effective as of May 28, 1999, among Bertelsmann AG, BOL.US Online, Inc., Barnes & Noble, Inc., B&N.com Holding Corp. and barnesandnoble.com inc., incorporated by reference to Exhibit 10.1 of the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed on April 2, 2001.

        Exhibit 3: Amendment No. 1 to Second Amended and Restated Limited Liability Company Agreement of barnesandnoble.com llc effective as of May 28, 1999, among Bertelsmann AG, BOL.US Online, Inc., Barnes & Noble, Inc., B&N.com Holding Corp. and barnesandnoble.com inc., incorporated by reference to Exhibit 10.30 of the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 1999, filed on March 30, 2000.

        Exhibit 4: Stockholders Agreement of barnesandnoble.com inc. dated as of May 28, 1999 among Bertelsmann AG, BOL.US Online, Inc., Barnes & Noble, Inc., B&N.com Holding Corp. and barnesandnoble.com inc., incorporated by reference to Exhibit 10.3 of the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed on April 2, 2001.

        Exhibit 5: Formation Agreement dated as of November 12, 1998, effective as of 11:59 P.M. on October 31, 1998, among Bertelsmann AG, BOL.US Online, Inc., Barnes & Noble, Inc., B&N.com Holding Corp., B&N.com Member Corp. and barnesandnoble.com inc., incorporated by reference to Exhibit 10.5 of the Issuer’s Pre-Effective Amendment No. 1 to Registration Statement on Form S-1, filed on March 18, 1999.

        Exhibit 6: Amended and Restated Certificate of Incorporation of barnesandnoble.com inc., incorporated by reference to Exhibit 3.1 of the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed on April 2, 2001.

        Exhibit 7: Amended and Restated By-Laws of barnesandnoble.com inc., incorporated by reference to Exhibit 3.2 of the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed on April 2, 2001.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2002

BERTELSMANN AG

By:   /s/ Dr. Ewald Walgenbach
Name:  Dr. Ewald Walgenbach
Title:    CEO Direct Group Bertelsmann,
           Member of the Executive Board of Bertelsmann AG

BERTELSMANN, INC.

By:        /s/ Robert J. Sorrentino
Name:  Robert J. Sorrentino
Title:     President

BERTELSMANN MULTIMEDIA, INC.

By:        /s/ Robert J. Sorrentino
Name:  Robert J. Sorrentino
Title:     President

BOL.US ONLINE, INC.

By:        /s/ Robert J. Sorrentino
Name:  Robert J. Sorrentino
Title:     President

SCHEDULE A

         DIRECTORS AND EXECUTIVE OFFICERS OF BERTELSMANN AG

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Bertelsmann AG, are set forth below. If no business address is given the director’s or officer’s business address is Carl-Bertelsmann-Strasse 270, 33311 Guetersloh, Germany. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Bertelsmann AG. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Directors - Supervisory Board Reinhard Mohn[2]	Chairman Emeritus, Supervisory Board, Bertelsmann AG; Member of the Board of Trustees and of the Executive Board of Bertelsmann Foundation Carl-Bertelsmann Str. 256 33311 Guetersloh, Germany
Gerd Schulte-Hillen[2]	Chairman, Supervisory Board, Bertelsmann AG; Vice-Chairman of the Board of Trustees and of the Executive Board of Bertelsmann Foundation Carl-Bertelsmann Str. 256 33311 Guetersloh, Germany
Rolf-E. Breuer[2]	Chairman of the Supervisory Board, Deutsche Bank AG Deutsche Bank AG Taunusanlage 12 60262 Frankfurt, Germany
Andre Desmarais[3]	President and Co-Chief Executive Officer, Power Corporation of Canada, Montreal 751 Square Victoria Montreal, Quebec H2Y 2KA Canada
Michael Hoffmann-Becking[2]	Partner Hengeler Mueller Weitzel Wirtz Trinkausstrasse 7 40213 Dusseldorf Germany
Sir Peter Job[4]	Non Executive Director Glaxo Smithkline plc, Shell Transport & Trading plc, Schroeders plc, and Deutsche Bank AG Greycoat Street London SW1P 2QD England
John R. Joyce	Senior Vice President and Chief Financial Officer, IBM Corporation New Orchard Road Armonk, NY 10504
Oswald Lexer[2]	Vice-Chairman, Bertelsmann Corporate Works Council Bertelsmann Services GmbH An der Autobahn 33311 Guetersloh, Germany

Liz Mohn[2]	Member of the Executive Board, Bertelsmann Foundation and Shareholder of the Bertelsmann Verwaltungsgesellschaft mbH (BVG)
Willi Pfannkuche[2]	Member of Bertelsmann Corporate Works Council Mohn Media Carl-Bertelsmann Str. 161 33311 Guetersloh, Germany
Erich Ruppik[2]	Chairman of the Bertelsmann Corporate Works Council
Gilles Samyn[5]	Managing Director, CNP Compagnie Nationale a Portefeuille S.A., Loverval Administrateur Delegue CNP Compagnie Nationale a Portefeuille S.A. Rue de la Blanche Borne 12 B-6280 Loverval, Belgium
Richard Sarnoff	Chairman of the Bertelsmann Management Representative Committee; President, Random House, Inc. 1540 Broadway New York, NY 10036
Jurgen Strube[2]	Chairman of the Board of Executive Directors, BASF Aktiengesellschaft Carl-Bosch Strasse 38 67056 Ludwigshafen, Germany
Dieter H. Vogel[2]	Partner Bessemer, Vogel & Treichl GmbH Konigsallee 60 A 40212 Dusseldorf, Germany
Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Directors - Executive Board Arnold Bahlmann[2]	Chief Executive Officer, BertelsmannSpringer
Bernd Kundrun[2]	Chief Executive Officer, Gruner + Jahr AG
Siegfried Luther[2]	Chief Financial Officer, Bertelsmann AG; Deputy Chairman of the Executive Board of Bertelsmann AG
Peter Olson	Chairman and Chief Executive Officer, Random House, Inc.; Director, barnesandnoble.com inc. 1540 Broadway New York, NY 10036
Harmut Ostrowski[2]	Chairman of the Executive Board, arvato Bertelsmann AG
Rolf Schmidt-Holtz[2]	Chairman and Chief Executive Officer, Bertelsmann Music Group, Inc. 1540 Broadway New York, NY 10036
Gunter Thielen[2]	Chairman and Chief Executive Officer, Bertelsmann AG
Ewald Walgenbach[2]	Chief Executive Officer, DirectGroup Bertelsmann; Director, barnesandnoble.com inc.
_________________

1 Same address as director’s or officer’s business address except where indicated.
2 Citizen of Germany.
3 Citizen of Canada.
4 Citizen of England.
5 Citizen of Belgium.

SCHEDULE B

DIRECTORS AND EXECUTIVE OFFICERS OF BERTELSMANN, INC.

        The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Bertelsmann, Inc., are set forth below. If no business address is given the director’s or officer’s business address is 1540 Broadway, New York, NY 10036. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Bertelsmann, Inc. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Directors Aydin S. Caginalp	Secretary, Bertelsmann, Inc.; Partner, Alston & Bird LLP 90 Park Avenue New York, NY 10016
Siegfried Luther[2]	Chief Financial Officer, Bertelsmann AG.; Deputy Chairman, Bertelsmann AG Carl-Bertelsmann-Strasse 270 33311 Guetersloh, Germany
Peter Olson	Chairman and Chief Executive Officer, Random House, Inc.
Rolf Schmidt-Holtz[2]	Chairman and Chief Executive Officer, Bertelsmann Music Group, Inc.
Robert J. Sorrentino	President and Chief Operating Officer, Bertelsmann, Inc.
Gunter Thielen[2]	Chairman of the Board, Bertelsmann, Inc.; Chairman and Chief Executive Officer, Bertelsmann AG Carl-Bertelsmann-Strasse 270 33311 Guetersloh, Germany
Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Executive Officers (Who Are Not Directors) K. Peter Blobel[2]	Executive Vice President, Internal Audit, Bertelsmann, Inc.; Executive Vice President and General Auditor, Bertelsmann AG Carl-Bertelsmann-Strasse 270 33311 Guetersloh, Germany
Liz Young	Executive Vice President, Corporate Communications, Bertelsmann, Inc.
Jacqueline Chasey	Senior Vice President, Legal Affairs and Assistant Secretary, Bertelsmann, Inc.
Andrea Bonime-Blanc	Vice President and Chief Ethics and Compliance Officer, Bertelsmann, Inc.
___________________

1 Same address as director's or officer's business address except where indicated.
2 Citizen of Germany.

SCHEDULE C

DIRECTORS AND EXECUTIVE OFFICERS OF BERTELSMANN MULTIMEDIA, INC.

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Bertelsmann Multimedia, Inc., are set forth below. If no business address is given the director's or officer's business address is 1540 Broadway, New York, NY 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Bertelsmann Multimedia, Inc. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Directors Jacqueline Chasey	Secretary, Bertelsmann Multimedia, Inc.; Senior Vice President, Legal Affairs and Assistant Secretary, Bertelsmann, Inc.
Robert J. Sorrentino	President, Bertelsmann Multimedia, Inc.; President and Chief Operating Officer, Bertelsmann, Inc.

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Executive Officers (Who Are Not Directors) Evelyn Alvarado	Treasurer, Bertelsmann Multimedia, Inc.; Cash Manager, Bertelsmann, Inc.

_________________

1 Same address as director’s or officer’s business address except where indicated.

SCHEDULE D

DIRECTORS AND EXECUTIVE OFFICERS OF BOL.US ONLINE, INC.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of BOL.US Online, Inc., are set forth below. If no business address is given the director’s or officer’s business address is 1540 Broadway, New York, NY 10036. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to BOL.US Online, Inc. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Directors Robert J. Sorrentino	DirectorsPresident, BOL.US Online, Inc.; President, Bertelsmann, Inc.
Jacqueline Chasey	Secretary, BOL.US Online, Inc.; Senior Vice President, Legal Affairs and Assistant Secretary, Bertelsmann, Inc.

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Executive Officers (Who Are Not Directors) Evelyn Alvarado	Treasurer, BOL.US Online, Inc.; Cash Manager, Bertelsmann, Inc.

_________________

1 Same address as director’s or officer’s business address except where indicated.

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of Bertelsmann AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“Bertelsmann AG”), Bertelsmann, Inc., a Delaware corporation and a wholly-owned direct subsidiary of Bertelsmann AG (“Bertelsmann, Inc.”), Bertelsmann Multimedia, Inc., a Delaware corporation and a wholly-owned direct subsidiary of Bertelsmann, Inc. (“Bertelsmann Multimedia”) and BOL.US Online, Inc., a Delaware corporation and a wholly-owned direct subsidiary of Bertelsmann Multimedia (“BOL.US”), agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the Class A Common Stock, par value $0.001 per share, of barnesandnoble.com inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings. Each of Bertelsmann AG, Bertelsmann, Inc., Bertelsmann Multimedia and BOL.US acknowledges that it is responsible for the timely filing of its own Statement on Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning itself contained therein and that, as contemplated by Rule 13d-1(k)(1)(ii), no other person shall be responsible for the completeness or accuracy of the information concerning itself, unless such person knows or has reason to believe that such information is inaccurate. The parties to this Joint Filing Agreement expressly authorize each party to file on each other party’s behalf any and all amendments to such Statement on Schedule 13D. This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

Date: October 31, 2002

BERTELSMANN AG

By:  /s/  Dr. Ewald Walgenbach
Name:  Dr. Ewald Walgenbach
Title:    CEO Direct Group Bertelsmann,
           Member of the Executive Board of Bertelsmann AG

BERTELSMANN, INC.

By:        /s/ Robert J. Sorrentino
Name:  Robert J. Sorrentino
Title:     President

BERTELSMANN MULTIMEDIA, INC.

By:        /s/ Robert J. Sorrentino
Name:  Robert J. Sorrentino
Title:     President

BOL.US ONLINE, INC.

By:        /s/ Robert J. Sorrentino
Name:  Robert J. Sorrentino
Title:     President